Exhibit 1

MI Developments Inc.

455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MID ANNOUNCES SETTLEMENT IN CONNECTION WITH

MAGNA ENTERTAINMENT CHAPTER 11 PROCEEDING

January 11, 2010, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it, its subsidiary MID Islandi sf. (the “MID Lender”) and Magna Entertainment Corp. (“MEC”) have agreed in principle to the terms of a settlement and release with the Official Committee of Unsecured Creditors (the “Committee”) in connection with an action (the “Action”) commenced by the Committee with respect to the bankruptcy proceedings of MEC under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “MEC Chapter 11 Proceeding”).  MID announced the commencement of the Action on July 22, 2009.

Under the terms of the settlement agreement, in exchange for the dismissal of the Action with prejudice and a full release of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive US$75 million in cash plus US$1.5 million as a reimbursement for certain expenses in connection with the Action.

In addition, the parties have agreed to the following with respect to certain previously announced pending asset sales of MEC: (i) upon the sale of Thistledown, MID will receive the first US$20 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; (ii) upon the sale of Maryland Jockey Club (“MJC”), MID will receive the first US$20 million of the proceeds from such sale (subject to satisfying the secured claim of PNC Bank and all allowed trade claims directly against MJC and its subsidiaries) and MID and the unsecured creditors of MEC will share any proceeds in excess of such amount on a 50/50 basis; and (iii) upon the sale of Lone Star Park pursuant to an agreement previously filed in the Bankruptcy Court, the unsecured creditors of MEC will receive the first US$20 million of the proceeds from such sale and MID will receive any proceeds in excess of such amount.  MID will also have the right to receive the assets or proceeds from the sale of Portland Meadows.

MID, MEC and the Committee have agreed to support a Plan of Reorganization in connection with the MEC Chapter 11 Proceeding which will provide for the remaining assets of MEC to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote International, Inc. and XpressBet, Inc.

All rights of MID and MEC against MEC’s directors & officers insurers will be preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates.  MID will be entitled to receive any such compensation from MEC’s directors & officers insurers.

The settlement agreement is conditional upon the negotiation of definitive documents and the confirmation of the Plan of Reorganization in the MEC Chapter 11 Proceeding.

With respect to the non-real estate related MEC assets that will be transferred to MID as contemplated by the settlement agreement, MID intends to later announce certain forbearance terms or funding limitations or other restrictions to be approved by its Special Committee of the Board with respect to any future investments by MID in, or loans to be made by MID in respect of, such assets.

The terms of the settlement were agreed to by the Board of Directors of MID based upon a favorable recommendation from its Special Committee of the Board.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management, and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.  MEC has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

For further information about this press release, please contact Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, at 905-726-7614.

Forward-Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 Proceeding and MID’s participation therein and statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the MEC Chapter 11 Proceeding, including the auction of MEC’s assets, that there is no certainty with regard to how long the MEC Chapter 11 Proceeding or the process for the marketing and sale of the debtors’ assets will take, whether the debtors’ restructuring plan will be successful, whether or at what prices the debtors’ assets will be sold, whether any offer by any third party or MID for the debtors’ assets will materialize or be successful, as to the outcome of litigation or regulatory proceedings, if any, related to the MEC Chapter 11 Proceeding or MID’s involvement therein (including as a result of any objections raised with the Bankruptcy Court), and the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.